Delisting Determination,The Nasdaq Stock Market, LLC, May 22, 2007,
Comverse Technology, Inc. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of Comverse Technology, Inc. (the Company), effective at the opening of business on June 1, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(14). The
Company was notified of Staffs determination on April 17, 2006.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following
Marketplace Rule: 4310(c)(14). The Company was notified of the
Panels decision on September 26, 2006. The Company requested a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council (the Listing Council). The Listing Council also called for review the Panels decision and stayed any future Panel decisons pending futher action by the Listing Council. In a decision dated
January 30, 2007,the Listing Council affirmed the decision of the Panel.
The Panels determination to delist the Company became final on April 18, 2007.